14045805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

SEC Mail Processing Section
FEB 21 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53532

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Street, Suite 2800
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Denning **415-399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 3/5

3/14/14

OATH OR AFFIRMATION

I, **Paul Denning**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

YOLANDA Y. CHENG
Commission # 1926381
Notary Public - California
San Francisco County
My Comm. Expires Mar 20, 2015

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Denning & Company LLC

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Denning & Company LLC

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income (loss)	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	10
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)	12
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	14

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Denning & Company LLC
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Denning & Company LLC, (a California limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter + Associates

February 18, 2014

Denning & Company, LLC

Statement of Financial Condition

As of December 31, 2013

Assets		
Cash	$	254,257
Accounts receivable		4,366,581
Prepaid expenses		86,048
Furniture and equipment, net of accumulated depreciation		105,354
Total Assets	$	4,812,240
Liabilities and Member's Equity		
Accounts payable	$	143,230
Accrued expenses		32,976
Total Liabilities		176,206
Member's Equity		4,636,034
Total Liabilities and Member's Equity	$	4,812,240

See independent auditor's report and accompanying notes

Denning & Company, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2013

Revenue		
Investment banking fees	$	1,080,000
Interest income		127,906
Reimbursed client expenses		143,083
Total Revenue		1,350,989
Expenses		
Salaries and wages		2,763,824
Travel expense		375,272
Professional fees		132,336
Rent		100,800
Regulatory		31,747
Telephone		24,592
Depreciation		6,000
Other operating expenses		408,006
Total Expenses		3,842,577
Net Income (Loss)	$	(2,491,588)

See independent auditor's report and accompanying notes

Denning & Company, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2013

December 31, 2012	$	8,492,622
Net income (loss)		(2,491,588)
Distributions		(1,365,000)
December 31, 2013	$	4,636,034

See independent auditor's report and accompanying notes

Denning & Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income (loss)	$	(2,491,588)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		6,000
(Increase) decrease in:		
Accounts receivable		3,686,852
Prepaid expenses		51,721
Increase (decrease) in:		
Accounts payable		(82,243)
Accrued expenses		4,352
Net Cash Provided by Operating Activities		1,175,094
Cash Flows from Financing Activities		
Distributions		(1,365,000)
Net Cash Used by Financing Activities		(1,365,000)
Net Decrease in Cash and Cash Equivalents		(189,906)
Cash and Cash Equivalents at beginning of year		444,163
Cash and Cash Equivalents at End of Year	$	254,257

See independent auditor's report and accompanying notes

Denning & Company LLC

Notes to the Financial Statements

December 31, 2013

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October 2001, and became licensed with the FINRA (Financial Industry Regulation Authority) in January 2002. The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Investment Banking Fees
Investment banking revenues are earned from providing private equity advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2009.

3. Furniture and Equipment

Furniture and equipment consist of the following:

Equipment	$ 24,556
Furniture	53,597
Investment – art work	107,955
Total cost	186,108
Total accumulated depreciation	(80,754)
Total	$ 105,354

4. Risk Concentration

For the year ended December 31, 2013, 100% of investment banking fees were earned from one client. At December 31, 2013, 91% of accounts receivable was related to the same client. Per the terms of the engagement agreements, the Company has a portion of placement fees due at the closing date of each respective capital commitment into a fund, or the fund's first capital call. The balance of the placement fees are paid in eight additional equal quarterly installments with accrued interest. The Company records 100% of the fees due as revenue when the funds are committed, accordingly there may be considerable difference between when the revenue is recorded and when it is received.

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit.

5. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. The Company planned to make discretionary contributions of $28,580, which was accrued at December 31, 2013.

6. Lease Commitments

The future minimum annual lease payments under a non-cancellable lease for the Company's office space, which expires on December 31, 2016, is as follows:

2014	$ 100,800
2015	100,800
2016	100,800
Total	$ 302,400

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $78,051 which exceeded the requirement by $66,304.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2013

8. Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Denning & Company, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2013

Net Capital		
Total member's equity	$	4,636,034
Less: Non-allowable assets		
Accounts receivable		4,366,581
Prepaid expenses		86,048
Furniture and equipment, net		105,354
Total non-allowable assets		4,557,983
Net Capital		78,051
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $176,206 or $5,000, whichever is greater		11,747
Excess Net Capital	$	66,304

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2013)

There were no material differences noted in the Company's net capital computation at December 31, 2013.

See independent auditor's report and accompanying notes

Denning & Company LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Member
Denning & Company LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Denning & Company LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Denning & Company LLC's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Denning & Company LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Denning & Company LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Denning & Company LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Denning & Company LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Denning & Company LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Denning & Company LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Denning & Company LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2014

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Denning & Company LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Denning & Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Denning & Company LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Denning & Company LLC's management is responsible for Denning & Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter & Associates

February 18, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053532 FINRA DEC
DENNING & COMPANY LLC 19*20
1 CALIFORNIA ST STE 2800
SAN FRANCISCO CA 94111-5429

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Eleanor Sullivan 415-399-3939

2. A. General Assessment (item 2e from page 2) $ 2700

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2700

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,700

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Denning and Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 19 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,350,988
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income and Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	270,988
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,080,000
2e. General Assessment @ .0025	$ 2,700

(to page 1, line 2.A.)